November 14, 2012

VIA EDGAR SUBMISSION

Daniel Gordon Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	Teucrium Commodity Trust Form 10-K for the Year Ended December 31, 2012

Dear Mr. Gordon:

This letter responds to the Securities and Exchange Commission’s (“SEC”) letter of November 7, 2012, with respect to the Form 10-K filed on behalf of Teucrium Commodity Trust (the “Trust”), filed with the SEC on April 25, 2012. For convenience, your comment is repeated below, with the response immediately following.

1.	Comment:

Please tell us how you determined you met the requirements to be qualified as a smaller reporting company under Item 10(f) of Regulation S-K.

Response:

Based on the last business day of the Trust’s second fiscal quarter of 2010 (June 30, 2010), the Trust’s public float (the aggregate market value of the Trust’s outstanding units held by non-affiliates) was $5,188,000. As this was less than $50 million as required by Item 10(f)(2)(iii) of Regulation S-K, the Trust transitioned to smaller reporting company status in the Form 10-Q filed for the period ending June 30, 2010. Item 10(f)(2)(i) provides that an issuer newly qualifying as a smaller reporting company as of the last business day of the second quarter may choose to reflect this change in status in its quarterly report for that second quarter. See also Topic 5120.1(c) of the Division of Corporation Finance’s Financial Reporting Manual.

Based on the next annual determination date, which was the last business day of the Trust’s second fiscal quarter of 2011 (June 30, 2011), the Trust’s public float was $128,495,000. The Trust thus no longer met the definition of a smaller reporting company as its public float was more than $75 million. However, under Item 10(f)(2)(i), an issuer that no longer qualifies as a smaller reporting company at the determination date may continue to report as a smaller reporting company through its next annual report on Form 10-K and must only cease reporting as a smaller reporting company and begin providing non-scaled larger company disclosure in the first Form 10-Q of the next fiscal year. See also the Division of Corporation Finance’s Compliance & Disclosure Interpretations for Regulation S-K, Question 102.01; and Topic 5120.1(b) of the Division of Corporation Finance’s Financial Reporting Manual. Accordingly, the Trust continued reporting as a smaller reporting company through the Form 10-K for 2011 and transitioned to the non-scaled larger company disclosure in the first Form 10-Q filed in 2012.

Teucrium Trading LLC (“Teucrium”), the sponsor of the Trust, acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you should have any questions on the foregoing, please do not hesitate to contact Tom Conner (202.414.9208) or Mary Payne (202.414.9483) at Reed Smith LLP.

Sincerely,

/s/ Barbara Riker

Barbara Riker

cc:	Thomas Conner, Esq. Mary Payne, Esq.